Exhibit (a)(5)(iii)

PRESS RELEASE

AbbVie Commences Self-Tender Offer for Up to $7.5 Billion of its Common Stock

North Chicago, Ill., May 1, 2018—AbbVie (NYSE: ABBV) announced today that it has commenced a modified “Dutch auction” tender offer to purchase for cash up to $7.5 billion of its common stock at a price not less than $99.00 per share and not more than $114.00 per share.

AbbVie stockholders may tender all or a portion of their shares at a price specified by the tendering stockholder within this range.  When the tender offer expires, AbbVie will determine the lowest price within the range of prices specified above that allows AbbVie to purchase up to an aggregate of $7.5 billion of its common stock.

To tender AbbVie shares, stockholders must follow the instructions described in the “Offer to Purchase” and the “Letter of Transmittal” that are being filed by AbbVie with the U.S. Securities and Exchange Commission.  These documents contain important information about the terms and conditions of the tender offer. All shares purchased by AbbVie will be purchased at the same price, in cash and subject to applicable withholding and without interest. All shares tendered at prices higher than the purchase price determined by AbbVie will be promptly returned to stockholders at AbbVie’s expense.

The tender offer and withdrawal rights will expire at midnight Eastern Time, at the end of the day on May 29, 2018, unless extended or terminated by AbbVie. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

Morgan Stanley & Co. LLC is acting as dealer manager, and Wachtell, Lipton, Rosen & Katz is acting as legal advisor. Georgeson Inc. is serving as information agent for the tender offer.  Computershare Trust Company, N.A. is acting as the depositary for the tender offer.

AbbVie’s board of directors has authorized the tender offer.  However, none of AbbVie, AbbVie’s board of directors, the dealer manager, the information agent, the depositary or any of their affiliates makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares.  No person is authorized to make any such recommendation.  Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered.  In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer.  Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

About AbbVie

AbbVie is a global, research-driven biopharmaceutical company committed to developing innovative advanced therapies for some of the world’s most complex and critical conditions. The company’s mission is to use its expertise, dedicated people and unique approach to innovation to markedly improve treatments across four primary therapeutic areas: immunology, oncology, virology and neuroscience.  In more than 75 countries, AbbVie employees are working every day to advance health solutions for people around the world. For more information about AbbVie, please visit us at www.abbvie.com. Follow @abbvie on Twitter, Facebook or LinkedIn.

Forward-Looking Statements

Some statements in this news release are, or may be considered, forward-looking statements within the meaning of applicable federal securities law. The words “believe,” “expect,” “will,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the ability to complete the tender offer, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” of AbbVie’s 2017 Annual Report on Form 10-K, which has been filed with the SEC. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only, is not a recommendation to buy or sell shares of AbbVie common stock, and does not constitute an offer to buy or the solicitation to sell shares of AbbVie common stock.  The tender offer has been made pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials filed by AbbVie with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE

THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  Stockholders may obtain a free copy of the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and other documents) that AbbVie has filed with SEC at the Commission’s website at www.sec.gov.  Additional copies of these materials may be obtained for free by contacting AbbVie at 1 North Waukegan Road, North Chicago, IL 60064, Attn: Investor Relations. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, AbbVie files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by AbbVie at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  AbbVie’s filings with the SEC are also available at the SEC’s website at www.sec.gov.

Questions, requests for copies of mailed materials, or requests for assistance may be directed to the Information Agent, Georgeson Inc., at 1-866-821-2614.

Media:	Investors:
Adelle Infante	Liz Shea
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Sharon Greenlees
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Todd Bosse
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